November 27, 2013

VIA EDGAR

Christian Windsor

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	1st Constitution Bancorp
Registration Statement on Form S-4
Filed October 22, 2013
File No. 333-191841

Dear Mr. Windsor:

We are in receipt of your letter dated November 18, 2013 (the “Comment Letter”) concerning the above-captioned filing of 1st Constitution Bancorp (“1st Constitution”, the “Company”, “we”, “our” or “us”). Our response to your comments are below. To facilitate your review, we have repeated your comments below in bold type, followed by our response. The numbers correspond to the numbers in the Comment Letter.

Registration Statement on Form S-4

Cover Page / Letter to Shareholders

1.	Please include the aggregate cash offered in the merger in addition to the per share quantification you have provided.

We have revised the last sentence of the first paragraph as requested.

2.	Please revise the cover page to clarify that the merger consideration is subject to adjustment. Also add a cross-reference to the more detailed disclosure that appears elsewhere.

The merger consideration is not subject to adjustment. We will remove the fourth bullet point on page 5 that refers to price adjustment provisions.

3.	Please highlight the cross-reference to the risk factors section by means of prominent type or in another manner as required by Item 501(b)(5) of Regulation S-K.

We have highlighted the cross-reference to the risk factors section as requested.

Questions and Answers about the Merger and the Meeting

What are the Tax Consequences of the Merger to Rumson’s Shareholders?, page 2

4.	Please revise this section to eliminate the language “provided that the merger qualifies” and to cross-reference the section on Material United States Federal Income Tax Consequences.

We have revised this section and inserted the cross-reference as requested.

Do I Have Rights to Dissent from the Merger?, page 2

5.	Please revise to disclose the specific information that dissenting shareholders must include in their written notices and provide the address to which such notices should be sent. Also clarify that dissenting shareholders must vote against the merger, abstain from voting or not return the proxy. Make corresponding revisions to the disclosure on page 13 and in the “Rights of Dissenting Shareholders” section on page 76.

The relevant statute covering the rights of dissenting shareholder for a New Jersey bank is N.J.S.A. 17:9A-140 et seq. This section does not specify what information must be contained in a written notice. See N.J.S.A. 17:9A-140. Accordingly, 1st Constitution does not believe that it can legally require that certain items be contained in the written notice as any form of written notice would suffice under N.J.S.A. 17:9A-140. We have revised the section to clarify that dissenting shareholders must vote against the merger, abstain from voting or not return the proxy. Corresponding changes were made to the disclosure on page 13 and the “Rights of Dissenting Shareholders section on page 78.

How Many Shares of 1st Constitution Common Stock..., page 5

6.	In the fourth bullet, you cross-reference the more detailed disclosure appearing under the “The Merger - Termination” section regarding the price adjustment provision. However, we are unable to locate this disclosure. Please revise or advise.

As provided in our response to Comment #2, we have removed the fourth bullet point in this section.

Prospectus Summary

Interests of Rumson directors and management in the merger, page 11

7.	Please revise to quantify the aggregate interest of each director and manager.

This section has been revised to quantify the aggregate interests of each director and manager to the extent such amounts are ascertainable at this time.

8.	We note that several senior executives have change of control agreements that entitle them to severance payments if they have to commute over 30 miles. We further note that the headquarters of the banks appear to be more than 30 miles apart. Please revise this section to identify which executives, following this merger, will exceed this 30 mile commuting distance if their jobs are moved to 1st Constitution headquarters and whether 1st Constitution has any plans to avoid tripping this provision.

We have revised this section as requested.

Rumson Summary Historical Consolidated Financial Information, page 18

9.	We note that you have not specified “(Dollars in thousands)” for the second table on this page.

We have revised to include “(Dollars in thousands)” for the second table on page 18 as requested.

Pro Forma Financial Data, page 19

10.	Please revise your pro forma condensed combined statement of income for the period ended December 31, 2012 to ensure that your weighted average shares outstanding are consistent with disclosure of these amounts elsewhere in your filing. Specifically, we note different weighted average shares outstanding in footnotes 19 - 20 to your pro forma financial statements on page 26 and your consolidated statements of income on page F-40. Please also ensure that all basic and diluted earnings per share amounts are calculated and disclosed appropriately.

We have revised this table as requested. The 1st Constitution weighted average shares outstanding for the period ended December 31, 2012 that was disclosed in the pro forma information was inadvertently changed in the filed document. The shares outstanding on page 26 and page F-37 are correct.

Risk Factors

Risks pertaining to the proposed merger, page 29

11.	Please add a risk factor indicating that the fairness opinion received in connection with the merger has not been updated since its date of issuance.

We have added a risk factor as requested.

Principal Shareholders of Rumson, page 44

12.	Please identify the natural persons who have or share voting and investment power over the shares held by KLCC Investments, LLC.

The following natural persons have or share voting an investment power over the shares held by KLCC Investments, LLC.

Ken Cayre

Jack Cayre

Nathan Cayre

Grace Cayre

Michelle Cayre

Raquel Cayre

None of these persons has any relationship to Rumson other than as a shareholder.

We have revised the section to include this information as requested.

Proposal 1: the Merger

Background of the Merger, page 47

13.	Please revise the second paragraph on page 47 to clarify whether Rumson first initiated contact with 1st Constitution or vice versa.

We have revised this section as requested.

14.	Please revise this discussion to provide greater detail, including quantification, as applicable, regarding:

•	the “highest and best offer” submitted by Bank A; and

•	the “several key terms of the merger agreement” which Rumson and Bank A failed to come to agreement on.

We have revised this section as requested.

15.	We note your disclosure that on March 4, 2013, representatives of KBW forwarded to the Rumson board preliminary indications of interest from four parties. Please discuss whether after May 30, 2013, the date negotiations broke off between Rumson and Bank A, whether Rumson contacted any of the three other parties to discuss a possible transaction. Also explain why Rumson decided to pursue a business combination with 1st Constitution rather than the three other parties.

We have revised this section as requested.

16.	You disclose that Rumson negotiated a “substantial reduction in the break-up fee and expenses” due to 1st Constitution in the event the merger agreement was terminated. Please revise your discussion to quantify such reduction.

We have revised this section as requested.

Opinion of Rumson’s Financial Advisor, page 51

17.	Please provide us with any analyses, reports, presentations, or similar materials, including any board books, provided to or prepared by KBW in connection with rendering the fairness opinion.

The materials delivered by Keefe, Bruyette & Woods, Inc. (“KBW”) to the board of directors of BFC at its August 14, 2013 meeting in connection with the rendering of KBW’s opinion are being provided to the Staff under separate cover by counsel for Rumson.

We note that the above-referenced materials are being provided on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with Rule 418 under the Securities Act, counsel for Rumson has requested that the materials or financial projections, as applicable, be returned to the person providing the same promptly following completion of the Staff’s review thereof. In addition, under the Freedom of Information Act, as amended, and in accordance with 17 C.F.R. §200.83(b), counsel for Rumson has requested confidential treatment for the information provided, due to the sensitive commercial and financial nature thereof.

18.	You disclose that KBW used internal financial projections for Rumson and 1st Constitution, as provided by Rumson’s and 1st Constitution’s senior management teams, and that such projections were not prepared with a view towards public disclosure. Please provide the staff with those materials. Also disclose any material projections, including revenue, net income, and earnings per share for two years, or provide us an analysis supporting your determination that disclosure of such projections is not necessary or appropriate.

Rumson is delivering to the Staff under separate cover the financial projections provided by it to KBW in connection with their financial analyses of the companies and the proposed merger.

With the consent of Rumson and 1st Constitution, KBW relied on the publicly available consensus “street estimates” of 1st Constitution, which estimates were reviewed and discussed by KBW with management of 1st Constitution, and which were confirmed to KBW by such management to be consistent with 1st Constitution’s internal projections and to provide a reasonable basis for KBW’s analyses and opinion. 1st Constitution did not provide separate written financial projections or estimates to KBW in connection with the rendering of KBW’s analysis and opinion.

Pages 59 and 60 have been amended to include a “Financial Projections” section which addresses the Staff’s comments above.

We note that the above-referenced financial projections, to the extent not disclosed in the registration statements, are being provided on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act. In accordance with Rule 418 under the Securities Act, Rumson has requested that the materials or financial projections, as applicable, be returned to the person providing the same promptly following completion of the Staff’s review thereof. In addition, under the Freedom of Information Act, as amended, and in accordance with 17 C.F.R. §200.83(b), Rumson has requested confidential treatment for the information provided, due to the sensitive commercial and financial nature thereof.

Material United States Federal Income Tax Consequences, page 73

19.	Please remove the word “anticipated” from the first sentence of this section.

We have revised this section as requested.

Rights of Dissenting Shareholders, page 76

20.	Please revise to restate the date of the Rumson special meeting in this section.

We have revised this section as requested.

Results of Operations, page 96

Loans, page 101

21.	We note your disclosure on page 102 of your mortgage warehouse lines of credit. We also note that these loans represent your largest loan portfolio concentration for each year since they were initially offered in 2008. Please tell us in detail and revise your future filings to explain in further detail how you determine the allowance for loan losses for these loans.

Additionally, please tell us how you took the following into consideration in determining the allowance for loan losses for your warehouse lines of credit:

•	Advances under your warehouse lines of credit remain outstanding for a period of less than 30 days and the underlying one-to-four family residential mortgage loans are pre-sold to the secondary mortgage market;

•	There have been no recorded charge-offs on your warehouse lines of credit as noted on page 124; and

•	None of these warehouse lines of credit have been delinquent, nonaccrual, or impaired as of any period end.

Below is our proposed revised disclosure which we believe now describes in detail on how we determine the allowance for loan loss for all loans and specifically for the mortgage warehouse lines of credit as a separate segment of the loan portfolio. 1st Constitution will include substantially similar disclosure in future filings commencing with the Annual report on Form 10-K for the year ended December 31, 2013.

“Management reviews the adequacy of the allowance on at least a quarterly basis to ensure that the provision for loan losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is adequate based on management’s assessment of probable estimated losses. The Company’s methodology for assessing the adequacy of the allowance for loan losses consists of several key elements. The methodology is consistent with generally accepted accounting principles (GAAP) and interagency supervisory guidance. The allowance for loan losses methodology consists of two major components. The first component is an estimation of losses associated with individually identified impaired loans, which follows Accounting Standards Codification (ASC) Topic 310 (formerly SFAS 114). The second major component estimates losses under ASC Topic 450 (formerly SFAS 5), which provides guidance for estimating losses on groups of loans with similar risk characteristics. The methodology results in an allowance for loan losses which includes a specific reserve for impaired loans, an allocated reserve, and an unallocated portion.

When analyzing groups of loans under ASC 450, the bank follows the Interagency Policy Statement on the Allowance for Loan and Lease Losses. The methodology considers the Company’s historical loss experience adjusted for changes in trends, conditions, and other relevant factors that affect repayment of the loans as of the evaluation date. These adjustment factors, known as qualitative factors, include:

•	Delinquencies and nonaccruals

•	Portfolio quality

•	Concentration of credit

•	Trends in volume of loans

•	Quality of collateral

•	Policy and procedures

•	Experience, ability, and depth of management

•	Economic trends – national and local

•	External factors – competition, legal and regulatory

The methodology includes the segregation of the loan portfolio into loan types with a further segregation into risk rating categories, such as special mention, substandard, doubtful, and loss. This allows for an allocation of the allowance for loan losses by loan type; however, the allowance is available to absorb any loan loss without restriction. Larger balance, non-homogeneous loans representing significant individual credit exposures are evaluated individually through the internal loan review process. It is this process that produces the watch list. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated. Based on these reviews, an estimate of probable losses for the individual larger-balance loans are determined, whenever possible, and used to establish specific loan loss reserves. In general, for non-homogeneous loans not individually assessed and for homogeneous groups, such as residential mortgages and consumer credits, the loans are collectively evaluated based on delinquency status, loan type, and historical losses. These loan groups are then internally risk rated.

The watch list includes loans that are assigned a rating of special mention, substandard, doubtful and loss. Loans criticized special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans rated as doubtful in whole, or in part, are placed in nonaccrual status. Loans classified as a loss are considered uncollectible and are charged off against the allowance for loan losses.

The specific allowance for impaired loans is established for specific loans that have been identified by management as being impaired. These loans are considered to be impaired primarily because the loan has not performed according to payment terms and there is reason to believe that repayment of the loan principal in whole or in part, is unlikely. The specific portion of the allowance is the total amount of potential unconfirmed losses for these individual impaired loans. To assist in determining the fair value of loan collateral, the Company often utilizes independent third party qualified appraisal firms which in turn employ their own criteria and assumptions that may include occupancy rates, rental rates, and property expenses, among others.

The second category of reserves consists of the allocated portion of the allowance. The allocated portion of the allowance is determined by taking pools of loans outstanding that have similar characteristics and applying historical loss experience for each pool. This estimate represents the potential unconfirmed losses within the portfolio. Individual loan pools are created for commercial and commercial real estate loans, construction loans, warehouse lines of credit and various types of loans to individuals. The historical estimation for each loan pool is then adjusted to account for current conditions, current loan portfolio performance, loan policy or management changes, or any other qualitative factor which may cause future losses to deviate from historical levels.

The Company also maintains an unallocated allowance. The unallocated allowance is used to cover any factors or conditions which may cause a potential loan loss but are not specifically identifiable. It is prudent to maintain an unallocated portion of the allowance because no matter how detailed an analysis of potential loan losses is performed, these estimates by definition lack precision. Management must make estimates using assumptions and information that is often subjective and changing rapidly.

The following discusses the risk characteristics of each of our loan portfolio segments, commercial, mortgage warehouse lines of credit, and consumer.

Commercial

The Company’s primary lending emphasis is the origination of commercial and commercial real estate loans. Based on the composition of the loan portfolio, the inherent primary risks are deteriorating credit quality, a decline in the economy, and a decline in New Jersey real estate market values. Any one or a combination of these events may adversely affect the loan portfolio and may result in increased delinquencies, loan losses and increased future provision levels.

Mortgage Warehouse Lines of Credit

The Company’s Mortgage Warehouse Unit provides a revolving line of credit that is available to licensed mortgage banking companies. The Warehouse Line of Credit is used by the mortgage banker to originate one-to-four family residential mortgage loans that are pre-sold to the secondary mortgage market, which includes state and national banks, national mortgage banking firms, insurance companies and government-sponsored enterprises, including the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and others. On average, an advance under the Warehouse Line of Credit remains outstanding for a period of less than 30 days, with repayment coming directly from the sale of the loan into the secondary mortgage market. Interest (the spread between our borrowing cost and the rate charged to the client) and a transaction fee are collected by the Bank at the time of repayment. Additionally, customers of the Warehouse Lines of Credit are required to maintain deposit relationships with the Bank that, on average, represent 10% to 15% of the loan balances.

As a separate segment of the total portfolio, the warehouse loan portfolio is individually analyzed as a whole for allowance for loan losses purposes. Warehouse lines of credit are subject to the same inherent risks as other commercial lending, but the overall degree of risk differs. While the Company’s loss experience with this type of lending has been non-existent since the product was introduced in 2008; there are other risks unique to this lending that still must be considered in assessing the adequacy of the allowance for loan losses. These unique risks may include, but are not limited to (i) credit risks relating to the mortgage bankers that borrow from us, (ii) the risk of intentional misrepresentation or fraud by any of such mortgage bankers, (iii) changes in the market value of mortgage loans originated by the mortgage banker, the sale of which is the expected source of repayment of the borrowings under a warehouse line of credit, due to changes in interest rates during the time in warehouse, or (iv) unsalable or impaired mortgage loans so originated, which could lead to decreased collateral value and the failure of a purchaser of the mortgage loan to purchase the loan from the mortgage banker.

These factors along with the other qualitative factors, such as, economic trends, concentrations of credit, trends in the volume of loans, portfolio quality, delinquencies and nonaccruals are also considered and may have positive or negative effects on the allocated allowance. The aggregate amount resulting from the application of these qualitative factors determines the overall risk for the portfolio and results in an allocated allowance for warehouse lines of credit.

Consumer

The Company’s loan portfolio consumer segment is comprised of residential real estate loans, home equity loans and other loans to individuals. Individual loan pools are created for the various types of loans to individuals.

In general, for homogeneous groups, such as residential mortgages and consumer credits, the loans are collectively evaluated based on delinquency status, loan type, and historical losses. These loan groups are then internally risk rated.

The Company considers the following credit quality indicators in assessing the risk in the loan portfolio:

•	Consumer credit scores

•	Internal credit risk grades

•	Loan-to-value ratios

•	Collateral

•	Collection experience

Directors, page 156

22.	Please expand your disclosure with respect to each director to specifically discuss what aspects of the individual’s experience led the board to conclude that the person should serve as a director for 1st Constitution, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

We have revised this section as requested.

23.	Please revise to provide the disclosure of independent directors required by Item 407(a) of Regulation S-K.

We have revised this section as requested.

Executive Compensation, page 160

24.	Please confirm that you have disclosed compensation for all persons required by Item 402(m)(2) of Regulation S-K.

1st Constitution confirms it has disclosed the compensation for all persons required by Item 402(m)(2) of Regulation S-K.

Summary Compensation Table, page 160

25.	Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

We have revised the footnotes under the table as requested. The information on equity awards is furnished under the table covering equity awards.

Transactions with Related Persons, page 170

26.	We note your disclosure that 1st Constitution has made loans to its insiders on substantially the same terms as those with “other persons”. Please revise to provide the correct representation in Instruction 4(c)(ii) (“persons not related to the lender”) to Item 404(a) of Regulation S-K.

We have revised this section as requested.

Legal Matters, page 184

27.	Please provide the address of counsel pursuant to Paragraph 23 of Schedule A to the Securities Act.

We have revised this section as requested.

1st Constitution Bancorp

Notes to Consolidated Financial Statements June 30, 2013 (Unaudited)

Note 9. Fair Value Disclosures, page F-31

28.	We note your tabular presentation of the qualitative information about assets measured at fair value on a nonrecurring basis which have utilized Level 3 assets on page F-34. Considering the wide range of the unobservable inputs used for impaired loans and other real estate owned, please revise future filings to disclose the weighted average of the unobservable inputs. Refer to ASC 820-10-55-103 for example disclosure.

1st Constitution will make the requested changes in its future filings commencing with the Annual Report on Form 10-K for the year ended December 31, 2013.

Undertakings

29.	Undertaking (b) does not appear applicable because your registration statement does not incorporate by reference Exchange Act documents filed subsequent to the effective date of the registration statement. See Item 512(b) of Regulation S-K. Please remove this undertaking or advise.

We have removed undertaking (b) as requested.

30.	Because your registration does not specifically incorporate by reference the annual report to security holders meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act, please remove undertaking (c), or advise. See Item 512(e) of Regulation S-K.

We have removed undertaking (c) as requested.

Exhibits

General

31.	Please file as exhibits all contracts or forms thereof entered into pursuant to the merger, including, without limitation, any agreement regarding James G. Aaron’s appointment to serve as a director of 1st Constitution Bank.

See response to Comment #32.

32.	We note that you intend to file certain exhibits at a later date. Please file these exhibits as soon as possible to facilitate our review of the registration statement.

All contracts and forms entered into pursuant to the merger have been previously filed on Form S-4 or have been filed on Amendment No. 1 to Form S-4. There are no separate agreements concerning the appointment of James G. Aaron to serve as a director of 1st Constitution Bank.

Exhibit 8.1

33.	We note that you have filed a form of tax opinion as exhibit 8.1. Please file a signed and dated tax opinion.

The form of tax opinion originally filed as Exhibit 8.1 to Form S-4 was filed in error. The correct signed and dated tax opinion is filed as Exhibit 8.1 to Amendment No. 1 to Form S-4.

34.	Please tell us why the tax opinion has not been addressed to Rumson as well as 1st Constitution. In this regard, we note that Section 7.1(d) of the merger agreement requires that each of 1st Constitution and Rumson receive counsel’s tax opinion.

The tax opinion filed as Exhibit 8.1 to Amendment No. 1 to Form S-4 is addressed to both 1st Constitution and Rumson.

35.	Please revise the second paragraph to limit counsel’s reliance upon the statements and representations made by 1st Constitution to factual matters.

The tax opinion filed as Exhibit 8.1 to Amendment No. 1 to Form S-4 limits reliance to factual matters.

Exhibit 23.4

36.	We note that the consent of Keefe, Bruyette & Woods, Inc. does not comply with Rule 436(a) of the Securities Act of 1933, as the consent does not expressly state that KBW consents to the quotation or summarization of its opinion in the registration statement. Please refile the consent with the proper representation.

The consent of KBW has been revised as requested.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions or would like additional information, please contact me by telephone at (609) 655-4500 or by e-mail at Rfm@1stconstitution.com, or Frank E. Lawatsch, Jr., Esq. of Day Pitney LLP, the Company’s outside legal counsel, by telephone at (212) 297-5830 or by e-mail at flawatsch@daypitney.com.

Very truly yours,

/s/ Robert F. Mangano

Robert F. Mangano
President and Chief Executive Officer

cc:	Frank E. Lawatsch, Jr., Esq., Day Pitney LLP